VIA EMAIL
Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Quadrant 4 System Corporation
Form 10-K for Fiscal Year Ended December 31, 2014; Filed August 21, 2015
Response Dated February 1, 2016; File No. 033-42498

Dear Mr. Pacho:

We are in receipt of your letter dated February 23, 2016, addressed to Mr. Dhru Desai, Chief Financial Officer of the registrant. Set forth below is the registrant’s response to your comments. To aid in your review, each of the registrant’s responses follows a copy of the subject comment.

1.
In future filings, please revise your revenue recognition accounting policy to include the additional information you provided to us during our teleconference on February 18, 2016. Specifically, please expand your disclosure to discuss in detail when you recognize revenue for each of your revenue streams.

Response:
The Company agrees to comply with your comment for future filings.

Very truly yours,

Dhru Desai
Chief Financial Officer